

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 17, 2006

Via International Mail and Fax: 86-451-8233-5794
Xinqun Yu
Chief Executive Officer
China Education Alliance, Inc.
86 Heng Shan Rd., Kun Lung Shopping Mall
Harbin, The People's Republic of China 150090

   RE: China Education Alliance, Inc.
     Form 10-SB
     Filed June 30, 2006
     File No. 0-52092

Dear Mr. Yu:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Revise the cover page of the document to include a working telephone number for the issuer. We note that the current phone number is not operational.

2. Please revise the Form 10-SB to include an explanatory note describing the reason(s) for filing the registration statement on Form 10-SB at this time. Address why you have not previously filed a registration statement under Section 12 of the Exchange Act. In this regard, your periodic reports indicate that you

have had greater than 500 holders of record of common stock since at least the
fiscal year ended December 31, 2004.

*   *   *   *

As appropriate, please amend your filing and respond to our comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter on EDGAR that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;
- staff comments or changes to disclosure in response to staff comments in the
  filing reviewed by the staff do not foreclose the Commission from taking any
  action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me
at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief